June 17, 2019

Via EDGAR Submission

Division of Corporation Finance
Office of Manufacturing and Construction
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Attn: Jeanne Baker and Tracie Mariner

Re:     Linde plc
Form 10-K for Fiscal Year Ended December 31, 2018
Filed March 18, 2019
File No. 001-38730

This letter sets forth the response of Linde plc (the “Company” or “Linde”) to the comment letter, dated June 4, 2019, of the Staff of the Division of Corporation Finance (the “Staff”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 (the “2018 Form 10-K”) that was filed with the United States Securities and Exchange Commission (the “SEC”) on March 18, 2019.

In our responses, we have noted your original comments in italics to facilitate your review process. If you have any additional questions or require additional information, please contact me at (203) 837-2488, or Kelcey Hoyt at (203) 837-2118.

Sincerely,
/s/ Matthew J. White
Matthew J. White
Executive Vice President and
Chief Financial Officer

Form 10-K for Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis
Consolidated Results and Other Information, page 25

1. Comment

We note that gross margin represents a non-GAAP financial measure since this measure excludes depreciation and amortization. Excluding depreciation and amortization from gross margin appears to result in a non-GAAP measure that is based on individually tailored accounting principles as it does not contemplate all costs of sales. Tell us how you considered Question 100.04 of the Non-GAAP C&DIs. Please address this comment as it relates to your Form 10-Q for the quarter ended March 31, 2019 and your Item 2.02 Forms 8-K that include this non-GAAP measure.

Response:

For the Company’s purposes, gross margin has historically been calculated (solely for purposes of supporting Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)) as the difference, without adjustment, between two captions reported in our consolidated statement of income in accordance with U.S. GAAP (Sales and Cost of sales, exclusive of depreciation and amortization). Accordingly, we do not believe we were reporting a non-GAAP measure based on individually tailored accounting principles as contemplated by Question 100.04 of the Non-GAAP C&DIs.
However, after considering the Staff’s comment and the guidance in SAB Topic 11.B, Depreciation And Depletion Excluded From Cost Of Sales, prospectively beginning with our Form 10-Q for the six-months ending June 30, 2019, we will remove all references to “Gross margin” and “Gross margin as a percent of sales” in all SEC filings.

Non-GAAP Financial Measures, page 55

2. Comment

We have the following comments regarding your Adjusted Operating Profit and Margin, Adjusted Interest - Net, Adjusted Income Taxes and Effective Tax Rate, Adjusted Controlling Interests from Continuing Operations, Adjusted Income from Continuing Operations and Adjusted Diluted Earnings Per Share from Continuing Operations non-GAAP Measures:

(a) We note that each of these measures excludes the effect of purchase accounting related to the Linde acquisition. Please tell us about each material component of these adjustments.

(b) Excluding “purchase accounting impacts” may result in non-GAAP measures that are based on individually tailored accounting principles. Please tell us why you believe these measures are useful to investors and how you considered Question 100.04 of the Non-GAAP C&DIs; and

(c) Please tell us why you believe these expenses are not indicative of on-going business performance as it appears these expenses will continue into the future.

Response:

As disclosed in Notes 1 and 3 to the Company’s consolidated financial statements, on October 31, 2018 Praxair, Inc. and Linde AG consummated a non-cash, all-stock merger to form Linde plc.  In accordance with the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards codification (“ASC”) Topic 805, “Business Combinations”, Praxair, Inc. was determined to be the accounting acquirer and accounting predecessor to Linde plc. With a purchase price of $43.3 billion for 92% of Linde AG, the transaction was by far the largest in the

Company’s history in terms of size, scale and global breadth. In accordance with ASC 805, the application of acquisition accounting resulted in substantial fair value adjustments to the acquired assets and assumed liabilities of Linde plc, most notably in relation to inventory, fixed assets, intangible assets, debt and deferred income taxes.  See Note 3 to the Company’s consolidated financial statements for additional information.

(a)    As requested by the Staff, following are the major components of the non-GAAP purchase accounting adjustments by caption:

•
Adjusted Operating Profit and Margin. The $714 million purchase accounting adjustment includes (i) a $368 million increase in cost of sales related to the fair value step up of inventories acquired in the merger, and (ii) a $346 million increase in depreciation and amortization related to the fair value step up of fixed assets and intangible assets (primarily customer related) acquired in the merger.

•	Adjusted Interest Expense - Net. The $21 million purchase accounting adjustment relates to the fair value of debt acquired in the merger.

•
Adjusted Income Taxes and Effective Tax Rate. The $191 million purchase accounting adjustment to income taxes relates to the income tax impact (current and deferred) of the two adjustments discussed above. The income tax expense (benefit) on the non-GAAP pre-tax adjustments was determined using the applicable tax rates for the jurisdictions that were utilized in calculating the GAAP income tax expense (benefit) and included both current and deferred income tax amounts.

•
Adjusted Income Before Income Taxes and Equity Investments. The $693 million adjustment to “Adjusted Income Before Income Taxes” is the net of the two adjustments discussed above relating to cost of sales, and depreciation and amortization ($714 million less $21 million = $693 million).

•
Adjusted Noncontrolling Interests from Continuing Operations. The $59 million purchase accounting adjustment represents the noncontrolling interests’ ownership portion of the adjustments described above determined on an entity by entity basis.

•	Adjusted Income from Continuing Operations. The $451 million purchase accounting adjustment is primarily the after-tax impact of the purchase accounting adjustments described above.

Following is a summary of these adjustments (millions of dollars):

Adjusted operating profit	$714
Adjusted interest expense	(21)
Adjusted income taxes	(191)
Noncontrolling interests	(59)
Other (primarily income from equity investments)	8
$451

•
Adjusted Diluted Earnings per Share from Continuing Operations. Adjusted Diluted Earnings per Share from Continuing Operations amounts are the result of dividing the non-GAAP adjustments included in the “Adjusted Income from Continuing Operations” reconciliation by the diluted shares outstanding from the consolidated statements of income in order to present a diluted EPS or an adjusted diluted EPS impact for each non-GAAP adjustment. We believe this level of detail is useful to investors.

(b)     The Company believes that its non-GAAP measures are useful to investors because they are the same performance measures used by management and, accordingly, provide investors with valuable insights into how we manage the business as well as how we incentivize, evaluate and compensate key employees. Given the importance of the metric for internal purposes, including as our measure of segment profit in accordance with ASC 280, Segment Reporting, we believe that investors’ understanding of our performance is likewise enhanced by supplemental disclosure of this performance measure.

Management decided early on that it could not effectively manage the Company and communicate with investors and analysts using only GAAP results, primarily because: (i) the business combination was a merger of equals in an all-stock merger transaction, with no cash consideration, (ii) the Company is managed on a geographic basis, the results of certain geographies are more heavily impacted by purchase accounting than others, causing results that are not comparable (e.g., Linde plc’s Europe business is primarily comprised of legacy Linde AG operations which are recorded at fair value, while the Company’s Americas business is primarily comprised of Praxair’s operations which are recorded at historical cost, and Asia/Pacific operations are a combination of fair value and historical cost). Therefore, the impacts of purchasing accounting adjustments to each segment vary and are not comparable within the Company and when compared to other companies in similar regions, (iii) business management is evaluated and variable compensation is determined based on results excluding purchase accounting impacts, and; (iv) investors and analysts want to understand the purchase accounting impacts. Providing only GAAP results would distort the comparability of information internally and also externally when used by investors and analysts. Our investors and analysts repeatedly communicated to us that supplemental results excluding the impacts of purchase accounting would be useful so they could appropriately evaluate the performance of the Company and compare results with other similar companies/competitors. In fact, analysts’ published models and performance measures are consistent with the Company’s non-GAAP presentations. Therefore, historical book values (i.e., with no purchase accounting step-up adjustments to fair value) are being used to manage the Company and are being provided on a supplemental non-GAAP basis to investors and analysts externally. This approach is consistent with our investor expectations, with segment and internal reporting, and with compensation programs.
We have not made similar adjustments in the past for other historical acquisitions because they were cash acquisitions where management, investors and analysts were expecting the Company to earn a return on the cash investment that was made to acquire the business. In this merger of equals business combination, the shareholders of both Praxair and Linde AG truly combined their equity interests by exchanging their shares for shares in a new Linde plc, with no new cash investments. Therefore, investors and analysts are interested in monitoring the performance of the two companies, not only on a GAAP basis, but also on the same historical basis that the two companies operated in the past. For these reasons we are presenting supplemental non-GAAP information that excludes the impacts of purchase accounting.
The Company believes that the purchase accounting adjustments reflected in its non-GAAP presentations do not represent “individually tailored accounting principles”; specifically, the adjustments do not change the pattern of recognition of amounts recorded under GAAP. Rather, they are adjustments aimed at supplementing the Company's reported GAAP numbers by providing an additional, clearer comparison of underlying operating results of our business, and adjusts for balances that were recorded in the Company's financial statements. Further we also believe the purchase accounting adjustments should not be viewed as being based on individually tailored accounting principles because we are excluding all purchase accounting impacts (expenses and income) relating to this transaction in a balanced manner and are not being selective. Such purchase accounting adjustments are separately identifiable in our accounting systems as they are also excluded for segment, management reporting and incentive compensation purposes. Lastly, Linde plc presents non-GAAP measures in a transparent and consistent manner as a supplement to GAAP results and we do not identify such adjustments as non-recurring, infrequent or unusual.
(c)    For the reasons stated above, the Company believes that the additional expenses and income related to purchase accounting impacts reduces the comparability of information internally and externally and are not indicative of on-going business performance. Although purchase accounting impacts will continue for some time into the future, they will also vary significantly (e.g., inventory step up is significant only in the first few quarters). The supplemental non-GAAP measures provide investors and analysts with information that allows them to consider the purchase accounting impacts resulting from an all-stock business combination, and to better understand and evaluate trends and performance measures that are representative of the long-term business performance.

3. Comment

With regard to your Adjusted Income from Continuing Operations and Adjusted Diluted Earnings Per Share from Continuing Operations, please present the tax effect of your adjustments as a separate line item. Refer to Question 102.11 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

We respectfully advise the Staff that we believe that our current disclosures comply with the requirements of Question 102.11 of the Non-GAAP C&DIs. More specifically, we refer the Staff to the reconciliations included in the “NON-GAAP FINANCIAL MEASURES” section of the Company's MD&A (see pages 55-56 of the Annual Report on Form 10-K) where we separately show the gross pre-tax impacts (see reconciliations of “Adjusted operating profit,” “Adjusted net pension and OPEB cost (benefit), excluding service cost” and “Adjusted interest expense, net,” as applicable) as well as the gross income tax impacts (see reconciliation of Adjusted income taxes) of each significant adjustment reflected (on an after-tax basis) within the reconciliation of “Adjusted income from continuing operations.” For example, the reconciliation of “Adjusted income from continuing operations” reconciliation reflects a $2,923 million after-tax adjustment related to a net gain on sale of businesses, which is comprised of a gross pre-tax gain of $3,294 million (see reconciliation of “Adjusted operating profit” on p. 55) partially offset by the related gross tax expense (deferred and current) of $371 million (see reconciliation of “Adjusted income taxes” on p. 56).

4. Comment

Please note that the above comments are also applicable to your Form 10-Q for the quarter ended March 31, 2019 as well as your Item 2.02 Forms 8-K since they include similar measures, including on a pro forma basis.

Response:

The Company will make conforming changes in all future filings, including its Forms 10-K, Forms 10-Q and Item 2.02 Forms 8-K.